		New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Michael Kaplan
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com

May 21, 2013
Re:	Warner Chilcott Public Limited Company Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 22, 2013 File No. 000-53772

Jim B. Rosenberg, Senior Assistant Chief Accountant
Joel Parker, Accounting Branch Chief
Tabatha Akins, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Rosenberg:

Warner Chilcott plc (the “Company”) has received the Staff’s comments contained in a letter to the Company dated April 23, 2012. Set forth below are the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments are set forth in italics before the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Staff Comment:

1.
Your disclosure on page three and elsewhere indicates that you are losing patent exclusivity in 2013 and 2014 on products that account for a significant amount of your revenue. Please provide us proposed disclosure to be included in future periodic reports that quantifies the expected effect of these patent expirations on your financial position, results of operations and capital resources.

Response

The Company respectively submits that the disclosure that it has provided regarding the potential impact of upcoming patent expirations on its financial position, results of operations and capital resources is appropriate and that no additional disclosure should be required.  As explained below, the Company does not believe that it is possible to predict the effect of such expirations with a degree of certainty sufficient to support quantitative forward-looking information relating thereto.

Jim B. Rosenberg	2	May 21, 2013

As the Company has disclosed for a number of years, the introduction of a competing generic product, rather than the loss of patent exclusivity itself, is the key factor in assessing the risk and magnitude of the loss of revenue for the Company’s branded products.  In addition to the adverse impact on the Company’s revenues resulting from the associated loss of sales, the Company has similarly disclosed that such generic competition could also result in a material impairment of the Company’s intangible assets or the acceleration of amortization of the Company’s non-impaired intangible assets.  However, the timing and extent of any adverse impact on the Company’s financial position, results of operations and capital resources as a result of the loss of exclusivity of one or more products, which may or may not coincide with the expiration of associated patent protection, depend on a number of uncertain factors, including the ability of one or more generic competitors to obtain the necessary regulatory approvals, the timing of such approvals and related generic product launches, the number of competing generic products and the level of demand for the generic products after launch.  We would further note that the Company is frequently subject to challenges from generic competitors relating to the validity and enforceability of the patents covering the Company’s products.  The outcome of this type of litigation is unpredictable and may result in the Company’s products being subject to generic competition prior to the expiration of the relevant patents.  For example, and as more fully described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “Annual Report”), on April 30, 2012, the U.S. District Court for the District of New Jersey issued its opinion in the Company’s patent infringement litigation against Impax Laboratories, Inc. (“Impax”) and Mylan Pharmaceuticals Inc. (“Mylan”) relating to the patent (the “DORYX Patent”) covering the Company’s DORYX 150 mg product (“DORYX 150”).  The District Court’s decision upheld the validity of the DORYX Patent, which does not expire until December 2022, but determined that neither Mylan’s nor Impax’s proposed generic version of DORYX 150 infringed the DORYX Patent.  As a consequence of the District Court’s April 30th ruling, Mylan entered the market in early May 2012 with its generic equivalent of DORYX 150, which the U.S. Food and Drug Administration (“FDA”) had approved on February 8, 2012 following the expiration in September 2011 of the 30-month stay of FDA approval resulting from the litigation.  As of May 20, 2013, Impax had not yet received final approval of its Abbreviated New Drug Application from the FDA with respect to DORYX 150, and had forfeited its “first filer” status. The Company recorded an impairment charge of $101 million in the quarter ended June 30, 2012 attributable to the impairment of the Company’s DORYX intangible asset following the District Court’s April 30th ruling and Mylan’s subsequent introduction of a generic product.  Following the loss of exclusivity for DORYX 150, the Company’s net sales of DORYX decreased from $30 million in the quarter ended March 31, 2012 to $23 million, $20 million, $19 million and $19 million in the quarters ended June 30, 2012, September 30, 2012, December 31, 2012 and March 31, 2013, respectively.

Conversely, and although not typical, in certain cases the Company may actually continue to see net sales growth of branded products following the expiration of their patent protection.  For example, the Company’s product ESTRACE Cream has not faced generic competition, despite losing patent protection in 2001.  Net sales of ESTRACE Cream have continued to trend up in recent years, and accounted for 8% of the Company’s total revenue in 2012.

In light of the uncertainties associated with the timing and extent of the impact on the Company’s financial position, results of operations and capital resources of the introduction of a competing generic product, including as a result of the expiration of patent protection, the Company believes that additional quantitative forward-looking information of the type requested by the Staff would be unreasonably speculative, and therefore potentially misleading to investors.

To help to convey to investors the potential impact of generic competition on the Company’s financial position, results of operations and capital resources, the Company has historically included in its Annual Reports on Form 10-K a chart that provides disclosure regarding the expiration dates of the patents relating to the Company’s principal products, the annual revenue attributable to such products

Jim B. Rosenberg	3	May 21, 2013

and pending challenges or settlements that may result in the introduction of generic competition prior to the expiration dates of such patents, as well as cross-references to certain disclosures elsewhere in the report that provide additional information regarding the risks and potential impact of generic competition following the expiration of patent protection.  In the Annual Report, this chart is set forth on page 3.

The Company provides further disclosure about the potential impact of generic competition on its financial position, results of operations and capital resources, including in respect of the Company’s products protected by patents expiring in 2013 and 2014, in the Risk Factors section of the Annual Report (see e.g., “Certain key products generate a significant percentage of our revenues, and any events that adversely affect the markets for these products could materially reduce our revenues, earnings and cash flows”).

In addition, the Company has included in the MD&A in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 disclosure referring readers to the discussion contained in the Company’s Annual Report of certain key factors affecting the Company’s revenue from period to period, including changes in the level of competition faced by the Company’s products due to the introduction of generic equivalents of the Company’s branded products prior to, or following, the loss of regulatory exclusivity or patent protection (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Results for the quarters ended March 31, 2013 and 2012—Revenue”).  The Company will also provide similar disclosure in future quarterly and annual periodic reports.

Staff Comment:

2.
As indicated under provision for income taxes on page 72, your effective tax rate as a percentage of pre-tax income for the years ended December 31, 2012, 2011, and 2010 was 19%, 43%, and 44%, respectively. You state that the mix of income in foreign jurisdictions, overall reduction in tax reserves and other permanent differences decreased your effective tax rate below the U.S. statutory rate. Please provide us proposed disclosure to be included in future periodic reports that quantifies and further explains each factor causing the change. Also, explain why the line item “effect of foreign tax rates, net” in your rate reconciliation on page F-38 had such a significant impact in fiscal 2012.

Response

The Company respectfully submits that, as shown in the effective tax rate reconciliation in Note 17 to the Consolidated Financial Statements included in the Annual Report, and further explained in the MD&A, the factors that generally have the greatest impact on the Company’s effective tax rate are the amount of the Company’s consolidated income before taxes, the mix of income and the proportion of income generated in Puerto Rico, where the Company’s tax rate is 2%.  The Company’s consolidated income before taxes (“pretax income”) for 2012 and 2011 was $495 million and $300 million, respectively (see the Company’s tax rate reconciliation on page F-38 of the Annual Report).  Thus, the Company’s pretax income increased by $195 million, or 65%, in 2012.  Most of the increased income in 2012 was earned in Puerto Rico, as the Company’s Puerto Rican entity owns the substantial majority of the Company’s income producing intangible assets.  The significant increase in the amount of the Company’s 2012 pretax income, and the increase in the proportion of income earned in Puerto Rico, which is subject to a 2% tax rate, caused the 2012 effective tax rate to be significantly below 35%.

To help ensure that the Company is clearly communicating the impact on its 2012 effective tax rate of the mix of income and proportion of income generated in Puerto Rico, as well as the other factors specifically identified in the “Provisions for Income Taxes” section of the MD&A, the Company

Jim B. Rosenberg	4	May 21, 2013

proposes to modify the discussion in the “Provision for Income Taxes” section of the MD&A to add the following underlined language in the Company’s 2013 Annual Report on Form 10-K (for future year comparatives, the actual disclosures will be revised appropriately to reflect the actual results in those subsequent periods):

“Our corporate effective tax rate with respect to any period may be volatile based on the mix of income in the tax jurisdictions in which we operate and the amount of our consolidated income before taxes.  Our Puerto Rican subsidiary owns the substantial majority of our intangible assets and records the majority of income and amortization expense related to these intangible assets.  As a result, the proportion of our consolidated book income before taxes generated in Puerto Rico, where our tax rate is 2%, has a significant impact on the effective tax rate.  For the year ended December 31, 2012, the mix of income in foreign jurisdictions, particularly a significant increase in pretax income in Puerto Rico, which is taxed at a 2% rate, along with overall reductions in tax reserves and other permanent differences, decreased our effective tax rate below the U.S. statutory rate.  For the year ended December 31, 2011, our income tax reserves, state taxes net of federal benefits and non-deductible expenses increased our effective tax rate above the U.S. statutory rate.

The effective tax rate of 19% for the year ended December 31, 2012 decreased from 43% for the year ended December 31, 2011.  The mix of income in foreign jurisdictions reduced the effective tax rate (versus the U.S. statutory rate) by 19% in 2012 and 10% in 2011, which was the result of higher income in lower taxing jurisdictions, specifically Puerto Rico, where we are subject to a 2% tax rate.  Overall reductions in tax reserves (including interest), primarily due to obtaining the U.S. APAs, reduced the effective tax rate (versus the U.S. statutory rate) in 2012 by 2%, whereas tax reserves (including interest) increased the rate by 3% in 2011.  Non-deductible expenses increased our effective tax rate (versus the U.S. statutory rate) by 4% in 2012, down from a 15% increase in 2011.”

Consistent with the foregoing, the Company has included the following additional descriptive disclosure in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 (relating to the current quarter and the prior year first quarter):

“The Company’s effective tax rate in both periods was impacted by a significant portion of the Company’s pretax income being generated in Puerto Rico, which is taxed at a 2% tax rate.  As a result, the effective tax rate in both periods is significantly below the U.S. statutory rate of 35%.”

The Staff has also requested that the Company explain why the line item, “effect of foreign tax rates, net” in the Company’s tax rate reconciliation on page F-38 of the Annual Report had such a significant impact in fiscal 2012.  The reasons are the same as described above with respect to the factors affecting the Company’s overall effective tax rate.  Specifically, a significantly larger percentage of the Company’s pretax income was earned by the Puerto Rican affiliate and taxed at a 2% tax rate.

Staff Comment:

Consolidated Statements Of Comprehensive Income, page F-6

3.	Please tell us how your presentation of comprehensive income meets the requirement in ASC 220-10-45-1B to present two separate but consecutive statements.

Response

Jim B. Rosenberg	5	May 21, 2013

The Company inadvertently interposed the Consolidated Statements of Shareholders’ (Deficit) / Equity between the Consolidated Statements of Operations and the Consolidated Statements of Comprehensive Income in the Annual Report.  The Company has presented the Condensed Consolidated Statements of Operations and the Condensed Consolidated Statements of Comprehensive Income as consecutive statements in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, and confirms that it will also do so in future quarterly and annual periodic reports.

Notes to Consolidated Financial Statements
11. Goodwill and Intangible Assets, page F-20

4.
Please provide us proposed disclosures to be included in future periodic reports that complies with ASC 350-30-50-2 for each period for which a statement of financial position is presented. The current disclosures do not address the year ended December 31, 2011.

Response

The Company has included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, and will include in future quarterly and annual periodic reports, the disclosure required by ASC 350-30-50-2 for each period for which a statement of financial position is presented.  Specifically, the Company has included the following disclosure in “Note 9. Goodwill and Intangible Assets” to the notes to the condensed consolidated financial statements for the quarter ended March 31, 2013 included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013:

The Company’s intangible assets as of March 31, 2013 consisted of the following:

	Gross Carrying	Accumulated	Net Carrying
(dollars in millions)	Value	Amortization	Value
Definite-lived intangible assets
ASACOL / DELZICOL product family	$1,849	$794	$1,055
ENABLEX	506	275	231
ATELVIA	241	37	204
ACTONEL	525	432	93
ESTRACE Cream	411	351	60
Other products	1,485	1,451	34
Total definite-lived intangible assets	5,017	3,340	1,677

Indefinite-lived intangible assets
Trademark	30	―	30
Total intangible assets, net	$5,047	$3,340	$1,707

Jim B. Rosenberg	6	May 21, 2013

The Company’s intangible assets as of December 31, 2012 consisted of the following:

	Gross Carrying	Accumulated	Net Carrying
(dollars in millions)	Value	Amortization	Value
Definite-lived intangible assets
ASACOL / DELZICOL product family	$1,849	$742	$1,107
ENABLEX	506	252	254
ATELVIA	241	31	210
ACTONEL	525	413	112
ESTRACE Cream	411	343	68
Other products	1,485	1,449	36
Total definite-lived intangible assets	5,017	3,230	1,787

Indefinite-lived intangible assets
Trademark	30	―	30
Total intangible assets, net	$5,047	$3,230	$1,817

*    *    *

Please note that all fax correspondence should be sent to me at fax number (212) 701-5111.  If you have any questions or comments about the Company’s responses, please do not hesitate to contact me at (212) 450-4111.

In connection with this response, attached is a written statement from the Company containing the acknowledgments requested by the Staff.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc:	Paul Herendeen
Ryan Sullivan

VIA EDGAR

May 21, 2013
Re:	Warner Chilcott Public Limited Company Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 22, 2013 File No. 000-53772

Jim B. Rosenberg, Senior Assistant Chief Accountant
Joel Parker, Accounting Branch Chief
Tabatha Akins, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Rosenberg:

Warner Chilcott plc (the “Company”) has received the Staff’s comments contained in a letter to the Company dated April 23, 2013, regarding the above listed filing (the “filing”).  Together with this letter our counsel has submitted a letter to the Staff setting forth the Company’s responses to the Staff’s comments.  In connection with our responses to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ryan Sullivan

Ryan Sullivan
General Counsel and Secretary